0 82-34640

File number 82 - 524

FRIENDS PROVIDENT
Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2007 SEP 18 A 10:75

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

7 September 2007

07026710

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

05-Sep-07	Rule 2.10 Announcement
07-Sep-07	Director/PDMR Shareholding
07-Sep-07	Rule 2.10 Announcement

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc.

dlw 9/19

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Rule 2.10 Announcement
Released	15:05 05-Sep-07
Number	PRNUK-0509

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, Friends Provident plc confirms that at the close of business on 4 September 2007, it has 2,171,528,063 ordinary shares of 10p each (the 'shares') in issue excluding 21,580,165 shares held in treasury.

In addition, the Company has in issue 289,999 5.25 per cent convertible bonds due December 2007 (the 'bonds') with a nominal value of £1,000 each.

The ISIN references for the shares and the bonds are GB0030559776 and XS0159504801 respectively.

Enquiries: Gordon Ellis, Company Secretary 01306 653087

END

Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	14:55 07-Sep-07
Number	PRNUK-0709

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)

7 September 2007

Friends Provident plc announces the transfer of 23,080 treasury shares on 7 September 2007 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.779 per share to satisfy its obligation to issue shares to SIP participants in August 2007. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 23,080 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTOR

Name	Shares Purchased on 6 September 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	70	106,262

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 September 2007	Total number of shares held by persons discharging managerial responsibilities and Connected Persons
S J Clamp	70	4,735
B Harrison	70	11,627
A P Jackson	70	9,199
R Sepe	70	11,560
J Stevens	70	10,804
P T Tunnicliffe	70	9,944
J A Ward	71	1,870

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,704 shares out of the 2,052,017 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each of which 21,557,085 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Rule 2.10 Announcement
Released	16:30 07-Sep-07
Number	PRNUK-0709

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, Friends Provident plc confirms that at the close of business on 7 September 2007, it has 2,171,528,063 ordinary shares of 10p each (the 'shares') in issue excluding 21,557,085 shares held in treasury.

In addition, the Company has in issue 289,999 5.25 per cent convertible bonds due December 2007 (the 'bonds') with a nominal value of £1,000 each.

The ISIN references for the shares and the bonds are GB0030559776 and XS0159504801 respectively.

Enquiries: Gordon Ellis, Company Secretary 01306 653087

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